Filed by Fidelity Bankshares, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                      Subject Company: Fidelity Bankshares, Inc.
                                               Commission File Number: 000-29040

TRANSITION NEWS
---------------

News about the Fidelity Federal/National City Merger
August 31, 2006


Integration  Process  Under  Way
-----------------------------
In the weeks following the announcement of our merger with National City Corporation, tremendous progress has been made in mapping out how things will work after the transaction closes.

"As our work together has progressed, I continue to be very impressed with the commitment of National City to ensure this merger goes as well as possible for our customers, employees and communities," said Vince Elhilow. "We're determined to successfully integrate our people, products, systems and operations with National City in a thoughtful, timely and deliberate fashion."

To manage this process, integration representatives from functional areas at Fidelity Federal will work with their counterparts at National City. Bob Fugate is serving as the Fidelity Federal integration director and will work closely with Vince and departmental representatives to manage the integration.

-------------------------------------------------------------------------------
Integration Area                        Integration Leader
-------------------------------------- ----------------------------------------
Program Office                          Dawn Myers
-------------------------------------- ----------------------------------------
Bank Investments/ Funding               Bob Fugate
-------------------------------------- ----------------------------------------
Community Development                   Ed Welch
-------------------------------------- ----------------------------------------
Compliance                              Carol Stravers
-------------------------------------- ----------------------------------------
Consumer & Commercial Ln Servicing      Janet Lapp
-------------------------------------- ----------------------------------------
Consumer & Small Business               Michael Coady & Jay Shearouse
-------------------------------------- ----------------------------------------
Corporate Audit                         John Hurley
-------------------------------------- ----------------------------------------
Corporate Finance                       Brian Mahoney
-------------------------------------- ----------------------------------------
Corporate Loan Review                   Janet Lapp
-------------------------------------- ----------------------------------------
Corporate Real Estate                   Dan Turk
-------------------------------------- ----------------------------------------
Corporate Security                      Andy Hoyt
-------------------------------------- ----------------------------------------
Corporate Treasury                      Brian Mahoney
-------------------------------------- ----------------------------------------
Deposit Ops & Item Processing           Ari Bodner
-------------------------------------- ----------------------------------------
Employee Communications                 Shellie Schmidt
-------------------------------------- ----------------------------------------
Human Resources                         Shellie Schmidt
-------------------------------------- ----------------------------------------
Information Systems                     Anita Mixon
-------------------------------------- ----------------------------------------
Legal                                   Ken Bonenberger
-------------------------------------- ----------------------------------------
Marketing                               Dennis Casey
-------------------------------------- ----------------------------------------
Media Relations                         Dennis Casey
-------------------------------------- ----------------------------------------
Mortgage - Servicing & Origination      Ken Stone
-------------------------------------- ----------------------------------------
Operational Risk Mgmt                   Saeed Hazari
-------------------------------------- ----------------------------------------
Private Client Group                    Doug Brash
-------------------------------------- ----------------------------------------
Wholesale Banking                       Jay Shearouse
-------------------------------------- ----------------------------------------
FFBT Support                            Lisa Simpson
-------------------------------------- ----------------------------------------
FFBT Support                            Joe Bova
-------------------------------------------------------------------------------

                                                Fidelity Transition News, Page 1

If you have questions regarding the integration process, please work through Bob or your departmental integration leader. It's important that all aspects of the integration are managed through the formal process, in order to ensure a smooth and orderly transition.


Getting to Know National City: Retail Branch Network
----------------------------------------------------
With 1,250 branches and 1,900 ATMs in seven states, National City operates one of the largest branch networks in the nation. It's backed up by a nationally rated online banking site and direct banking call centers.

[Map of Pro Forma branch network appears here]

The retail branch network is at the core of National City's strategy, and in the past few years the corporation has invested heavily in improvements to service quality, technology, products, talent, brand and marketing and acquisitions to ensure the company creates sustainable revenue growth and efficiency.

In 2006, the goal is to grow households by 3.4%, expand relationships by 4% and grow deposits by 4.4%.

To accomplish this, National City's branch network has established four driving values: competitive spirit, accountability, speed and innovation. These values provide a framework for exercising good judgment and demonstrating effective behaviors. It is with these values that National City will differentiate itself in the market and stand out as the bank and investment center of choice.

National City is in the midst of a branch expansion campaign in many of its existing markets in an effort to grow revenues. Revenue growth is also the reason that National City is acquiring Harbor and Fidelity.

According to Peter Raskind, National City vice chairman, Harbor and Fidelity present an exciting opportunity for National City to build on both impressive branch networks with its full suite of products and services, including consumer and small business lending and credit card.


What's On Your Mind
-------------------

Other Human Resources Questions
Will there be a period where employees cannot take vacation?
During and shortly following the conversion, it's important that we can serve customers at the highest level. We highly recommend that no one schedule vacation during or immediately following the conversion if at all possible. As we get more information about the timeline of the conversion, you should work with your manager to discuss your situation, and before scheduling any vacation.

If an employee wants to relocate to another state / location, does National City provide relocation assistance?
Relocation assistance is handled on a case-by-case basis, depending on the position and other variables.

What will happen to our ESOP?
After transaction close, Fidelity will take all actions necessary to terminate the Fidelity ESOP. This will include applying to the IRS to terminate the ESOP. Upon approval by the IRS, we will make distributions from the ESOP.

                                                Fidelity Transition News, Page 2

Will officer titles be changed as a result of the merger?
No. Fidelity employees will keep their current officer titles.

How is length of service calculated and will I retain my service date from Fidelity?
At National City, length of service is calculated from the latest date of hire in the Fidelity HR system in determining eligibility for vacation and severance. As we provide further details about other benefit plans we will share more information about eligibility for each plan.

How will PTO time be affected by the transaction? What happens to days in my extended absence bank?
The HR integration teams are just beginning to discuss HR policies and programs, and have not made a decision about how programs such as time off may be impacted. We can commit to you that the PTO policies will remain in effect through the remainder of 2006.

I work in a branch, and we were told that sales employees don't have to worry about our jobs. However, if an existing National City employee from another market requests to move to Florida in a branch role, would that employee get preference over me or any other Fidelity employee?
No, after the conversion, any National City employee interested in relocating to Florida would be able to post only for open positions.

Miscellaneous Questions
Our office needs to be renovated/updated, will there be an assessment of the interior/exterior conditions of each branch? National City will work with our integration team to perform assessments on all branches, but there is no indication at this time whether any changes or upgrades will be made, other than for the new merchandising and signage.

What types of training are offered at National City? Is it Web-based or classroom training? What training will we have leading up to the conversion? National City is committed to the development of its employees. For example, National City offers more than 200 free professional development and technical online learning courses available to employees 24 x 7 from any Internet connection. Some training is classroom style, such as branch manager training. Each business unit has specific training requirements to advance job skills. Other training programs, such as Bank Secrecy Act training, are a requirement for all employees. They also provide several levels of manager training, from front-line management training, to executive development programs. Be sure to talk with your manager about your specific training needs.

As we progress through the integration, employees will need to be trained on new tasks, processes and procedures so that we are ready for the conversion to National City. We will learn more about these various training requirements over the next few months.

Severance Allowance/Retention Bonus
If I am offered a comparable position with National City and turn it down, will I still receive the 12-week retention bonus? Fidelity employees who stay until their designated displacement dates will receive the 12 week retention bonus. Employees are not eligible for severance if they turn down a comparable position with the bank.

If I am displaced, and my anniversary date occurs before my displacement date, do I get credit for that year? Will it be calculated in my severance? Yes, severance weeks will be calculated based on current years of service as of the displacement date (last day scheduled to be at work).

                                                Fidelity Transition News, Page 3

If I am displaced and find a different position with National City after some period of time, do I retain my original hire date?
An employee is "reinstated" when an employee leaves National City and returns within 60 days. When an employee is reinstated, benefits eligibility and service credit are calculated from the original hire date.

You mentioned a 12-week retention bonus to stay through the conversion. Will that be classified under "bonus" which is taxed more than our regular rate of pay?
Retention bonus payments are taxed at a supplemental rate, so, yes, the tax is higher.

Do the 401(k) contributions continue during the severance period like the insurance benefits do?
No, 401(k) contributions end as of the last day worked.

The retention bonus is paid within two pay periods of the "last day of employment" -- is the "last day of employment" considered the displacement date or the last day of the severance period?
Retention bonus payments will be paid within two pay periods of the last day worked, not the severance end date.

What is the difference between the retention bonus and severance pay? Why are there two separate programs?
The retention bonus is designed to encourage displaced employees to stay with Fidelity until their displacement dates. It is paid in a lump sum when the bonus requirements are met.

Severance pay is paid in salary continuation and is based on years of service with the organization. The purpose of the severance plan is to provide pay and health benefits to help people make the transition from current employment to future employment, retirement or whatever they choose to do. Severance pay and benefits begin after an employee's displacement date when the employee returns a signed Release and Waiver Agreement to Human Resources. Though designed for different purposes, the retention bonus, severance benefits and outplacement services provide resources for displaced employees.

What will happen to employees' PTO time if their jobs are eliminated?
Fidelity Federal policies will remain in place throughout 2006. We have not yet identified how PTO will be impacted for 2007 and beyond.

--------------------------------------------------------------------------------
Have a question? You can call the toll-free "What's on Your Mind" voicemail box at 866/405-0846 and leave a message with your question or email your question to CorpComm@NationalCity.com. We'll respond to questions of general interest in future issues of Transition News.
--------------------------------------------------------------------------------
                                                Fidelity Transition News, Page 4

--------------------------------------------------------------------------------
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission
(SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Fidelity Bankshares, Inc., without charge, at the SEC's Web site, http://www.sec.gov, and the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Fidelity Bankshares at 205 Datura Street, West Palm Beach, Florida 33401, Attention: Investor Relations, 561-803-9980.

The  respective  directors and executive  officers of National City and Fidelity
Bankshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Fidelity Bankshares directors and executive officers is available in its proxy statement filed with the SEC on March 24, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Fidelity Bankshares' stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers;
increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Fidelity Bankshares' results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Fidelity Bankshares filed with the SEC. Copies of these filings are available at no cost on the SEC's Web site, www.sec.gov, and on the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
--------------------------------------------------------------------------------

                                                Fidelity Transition News, Page 5